Filed pursuant to Rule 433

Registration No. 333-152590

Issuer Free Writing Prospectus dated August 26, 2009

Relating to Preliminary Prospectus Supplement dated August 26, 2009

ROPER INDUSTRIES, INC.

PRICING TERM SHEET

Senior Notes due September 1, 2019

Issuer:	Roper Industries, Inc.

Format:	SEC Registered

Principal Amount:	$500,000,000

Maturity Date:	September 1, 2019

Coupon:	6.250%

Trade Date:	August 26, 2009

Settlement Date (T+5):	September 2, 2009

Securities:	Senior Notes due 2019

Price to Public:	99.978%

Yield to Maturity:	6.253%

Spread to Benchmark Treasury:	T + 280 basis points

Benchmark Treasury:	UST 3.625% due August 15, 2019

Benchmark Treasury Yield:	3.453%

Coupon Payment Dates:	March 1 and September 1, beginning March 1, 2010

Make-Whole Call:	T + 45 basis points

CUSIP# / ISIN#	776696 AC0 / US776696AC00

Ratings:	Baa3 / BBB-, Moody’s / S&P

Balance Sheet Items:	Corrected Balance Sheet Data for six months ended June 30, 2008 is (in thousands):

•	working capital of $(2,114);
•	total liabilities, excluding current portion of $949,969; and
•	stockholders’ equity of $1,960,076.

Joint Book-Running Managers:	Banc of America Securities LLC
J.P. Morgan Securities Inc.
Wells Fargo Securities, LLC

Senior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc.
SunTrust Robinson Humphrey, Inc.

We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and

Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the following business day should consult their own advisor.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Banc of America Securities LLC at 1-800-294-1322, J.P. Morgan Securities Inc. collect at 1-212-834-4533 or Wells Fargo Securities, LLC at 1-800-326-5897.

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